Cartoon Acquisition, Inc., Form 8-K Current Report dated September 8, 2006

Exhibit 16.1

(Reproduction of) Notification by John J. Marchaesi, C. P. A. of his Resignation

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From:	"John Marchaesi" [E-Mail Address Concealed for Privacy Concerns]
To:	"Randolph S. Hudson" hudson@rochester.rr.com
Cc:	"Michael T. Studer, CPA, P.C." [E-Mail Address Concealed for Privacy Concerns]
Sent:	Wednesday, July 12, 2006 6:00 PM

Randy,

Regrettably, I cannot continue compiling the financial information for Cartoon and the other affiliated/associated entities. I have an extreme workload that does not afford me the time to focus on it and get the work done in a reasonable timeframe.

I will revise and complete Q3 '05 for Cartoon, but I would suggest that you pick up the Q4 information and find someone who can turn it around faster.

When complete I will provide you a final bill for my services.

Sincerely,

John J. Marchaesi, CPA